Exhibit 99.159

ENCORE ENERGY MONETIZES URANIUM EXPLORATION ASSETS IN ARIZONA AND WYOMING

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

Sale of Moonshine Arizona and Kaycee Wyoming Projects to Nuclear Fuels Inc.

TSX.V: EU

OTCQB: ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, Nov. 3, 2022 /CNW/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) ("enCore" or the "Company") announced today, as a component of its on-going Non-Core Exploration Asset Divestment Strategy, that the Company has entered into agreements to sell certain uranium exploration assets to Nuclear Fuels Inc. ("Nuclear Fuels"), a private British Columbia company, for shares in Nuclear Fuels, royalty interests and production back-in rights in the properties. The Company has agreed to sell its Belt Line Resources, Inc. ("Belt Line") and Hydro Restoration Corporation ("Hydro") subsidiaries to Nuclear Fuels. Belt Line holds the Moonshine Springs Uranium property in Mohave County, Arizona and Hydro holds the Kaycee Uranium property in Johnson County, Wyoming as well as the Bootheel Uranium project in Albany County, Wyoming. Historic Resource are known on all three projects(1,2,3,4).

"enCore is dedicated to becoming the next domestic producer of uranium in the United Sates and remains focused on our extensive pipeline of quality development-stage assets in our push towards initial production in 2023 with production ramping up over the years beyond. The sale of our uranium exploration assets to well-managed companies with an option to participate in the production stage is a clear benefit to our shareholders," said William M. Sheriff, Executive Chair of enCore Energy. "Nuclear Fuels has sound, known management and excellent exploration assets in favorable established jurisdictions such as Wyoming. With enCore's ownership of 19.9% and a back-in right on the large Kaycee Property, we not only maintain access to production from advancing the property, our balance sheet is strengthened with our share position at a time when nuclear energy is gaining in prominence as a viable, reliable domestic source of energy."

Kaycee Uranium Project, Wyoming

The large Kaycee project will, with this transaction, be under one roof for the first time in modern history. With a 26 mile trend historic drilling has confirmed uranium mineralization in three stratigraphic units which will require significant exploration over the next few years to potentially develop into an advanced project. In addition to uranium, other potential by-product metals have been identified including Molybdenum and Vanadium.

Bootheel Uranium Project

The Bootheel project, southeast of Shirley Basin in Albany County, Wyoming, is known to host roll- front mineralization in three ages of sandstone with testing indicating amenability to in-situ recovery extraction of uranium.

Moonshine Uranium Project, Arizona

The Moonshine Project offers good upside with an expanded exploration program. The sandstone roll-front uranium deposit occurs primarily in Chinle formation with a 3-mile trend of uranium mineralization identified with sparse drilling. Tests indicate potential amenability to in-situ recovery extraction

Terms of Transaction

Pursuant to the terms of the share purchase agreement for the sale of Belt Line, enCore has agreed to sell Belt Line in consideration for (i) the right to receive shares of Nuclear Fuels representing 5% of the issued shares of the resulting issuer on completion of a going public transaction by Nuclear Fuels (the "Resulting Issuer") determined immediately prior to the closing of the going public transaction; (ii) a 2% net smelter returns royalty on the unpatented mining claims forming part of the Moonshine Springs Uranium Project located in Mohave County, Arizona; and (iii) a 1% net smelter returns royalty on certain leasehold estates comprising the Moonshine Springs Uranium Project.

Pursuant to the terms of the share purchase agreement for the sale of Hydro, enCore US has agreed to sell Hydro in consideration for (i) the right to receive shares of Nuclear Fuels representing 14.9% of the issued shares of the Resulting Issuer determined immediately prior to the closing of the going public transaction; (ii) a 2% net smelter returns royalty on the unpatented mining claims forming part of the Kaycee and Bootheel Uranium projects, located in Wyoming; and (iii) a 1% net smelter returns royalty on certain leasehold estates comprising the Kaycee and Bootheel Uranium projects. The Company will also receive the right to repurchase 51% of the Kaycee Project for a cash payment equal to 2.5 times the exploration expenditures incurred by Nuclear Fuels on the project.

Following the closing, the Company will have the right to participate in equity financings of the Resulting Issuer in order to maintain its percentage interest in the Resulting Issuer, and the right to nominate two individuals to the board of directors of Nuclear Fuels, in each case for so long as the Company holds at least 10% of the outstanding shares capital of the Resulting Issuer.

Closing of the sale of Belt Line and Hydro are subject to customary closing conditions. The transaction is an-Arm's Length Transaction under stock exchange rules.

QP STATEMENT

Mark Pelizza, MSc. Geo. Eng., CPG-11821, a Director for the Company, and a Qualified Person under NI 43-101, has approved the technical disclosure in this news release.

About enCore Energy Corp.

With approximately 90 million lbs U3O8 estimated in the measured and indicated categories and 9 million lbs U3O8 estimated in the inferred category2, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

[2]	Mineral resource estimates are based on technical reports prepared in accordance with NI 43-101 and available on SEDAR as well as the enCore website at www.encoreuranium.com.

On behalf of the Board of Directors

"William M. Sheriff"

Executive Chairman

References:

1)	Spiering, Eugene D., 1983, Geologic Report on the 1983 Mapping Program of the Kaycee Uranium Project: Private Company Report, 79p., 27 pl.
2)	NI-43-101 Technical Report, Resources Moonshine Springs Uranium Project Mohave County, Arizona, USA completed by WWC Engineering, Ben Schiffer, P.G. November 2022
3)	Underhill, Douglas H. and Roscoe, William E., 2009, Technical Report on the Bootheel Uranium Property, Shirley Basin Mining District, Albany County, Wyoming by Scott Wilson Roscoe Postle Associates Inc. : Crosshair Exploration & Mining Corp. and UR Energy Inc., 127 p.
4)	*A Qualified Person (as defined in NI 43-101) has not done sufficient work to classify the historical estimate as a current mineral resource. Additional work will be required to verify and update historical estimates, including a reviewof assumptions, parameters, methods and testing. Historical estimates do not use the current mineral resources categories prescribed under NI 43-101. Nuclear Fuels is not treating the historical estimate as a current mineral resource and it should not be relied upon.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the completion of the transactions contemplated in the Belt Line Agreement and the Hydro agreement, receipt of stock exchange approval by Nuclear Fuels of the Going Public Transaction, completion of the Going Public Transaction, and the nomination of directors the Company to Nuclear Fuels or the Resulting Issuer, as applicable. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

SOURCE enCore Energy Corp.

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For further information: please contact: William M. Sheriff, Executive Chairman, (972) 333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 03-NOV-22

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